UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-36263

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Coastway Community Bank 401(k) Retirement Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Coastway Bancorp, Inc.
One Coastway Blvd
Warwick, Rhode Island 02886

COASTWAY COMMUNITY BANK 401(k)
RETIREMENT PLAN

Financial Statements and
Supplementary Schedule

Years Ended December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE

Years Ended December 31, 2014 and 2013

Page

(a) Report of Independent Registered Public Accounting Firm 1

(b) Financial Statements:
Statements of Net Assets Available for Plan Benefits 2
Statement of Changes in Net Assets Available for Plan Benefits 3
Notes to the Financial Statements 4

(c) Supplementary Schedule (Note A):
Schedule of Assets (Held at End of Year) 13
(d) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Note A: Schedules not included with this supplementary data have been omitted because they are not applicable.

Report of Independent Registered Accounting Firm

To the Plan Administrator and Audit Committee of
Coastway Community Bank 401(k) Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Coastway Community Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2014, and 2013, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplementary schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplementary schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary schedule.  In forming our opinion on the supplementary schedule, we evaluated whether the supplementary schedule, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KAHN, LITWIN, RENZA & CO., LTD.

June 17, 2015

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2014 and 2013

	2014	2013
Assets

Investments:
Guaranteed interest contract	$ 2,573,738	$ 2,517,809
Coastway Bancorp, Inc. common stock	962,332	--
Mutual funds	4,938,851	5,088,965
Pooled separate accounts	2,408,187	2,385,463
	10,883,108	9,992,237

Receivables:
Employer contributions	205,911	380,560

Net Assets Available for Plan Benefits	$ 11,089,019	$ 10,372,797

 See accompanying notes to the financial statements.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 65,139
Net appreciation in fair value of investments	541,666
Other	1,285
608,090

Contributions:
Participant	581,216
Employer	529,642
Rollovers	42,800
1,153,658

Total additions	1,761,748

Deductions from net assets attributed to:
Benefit payments to participants	1,001,495
Administrative expenses	44,031
Total deductions	1,045,526

Net increase	716,222

Net Assets Available for Plan Benefits:
Beginning of year	10,372,797

End of year	$ 11,089,019

 See accompanying notes to the financial statements.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

1.           Description of Plan

The following description of the Coastway Community Bank 401(k) Retirement Plan (the Plan) is intended to provide only general information regarding the Plan. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan, established on January 1, 1969, covers substantially all eligible employees of the Coastway Community Bank (the Employer or Plan Sponsor) who have completed six months of service and have attained the age of 18, as defined by Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments are participant-directed.

The Plan Sponsor is also the administrator of the Plan. As administrator, the Plan Sponsor has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (Principal) and Great-West Life & Annuity Insurance Company (Great-West) were the appointed trustees of the Plan for their respective contract periods as discussed in Note 3, and acted at the direction of the Plan Administrator.

During December 2013, the Plan Sponsor amended the Plan to incorporate company stock of the Plan Sponsor into the Plan’s investment offerings to the eligible participants in 2014.  The Plan was restated effective January 1, 2015 to change the eligibility age to 21 and to comply with the Pension Protection Act as well as recent legislation and regulatory changes.

Contributions
Participants may elect to contribute pretax annual compensation, not to exceed annual limitations as provided by the Internal Revenue Code. Participants may contribute amounts representing distributions from other qualified plans (rollover contributions). The Plan also provides for participant catch-up contributions.

The Plan Sponsor matches, under safe harbor provisions, participant contributions equal to 100% of each participant’s contributions, up to a maximum of 5% of the participant’s eligible compensation. The Plan Sponsor also may make discretionary contributions as determined by the Board of Directors of the Plan Sponsor. For the years ended December 31, 2014 and 2013, the Plan Sponsor elected to make discretionary contributions of $212,669 and $383,213 before the application of forfeitures, respectively, to the Plan.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Plan Sponsor’s safe harbor matching and discretionary contributions, and their allocation of Plan earnings and losses and any expenses incurred. Allocations are based on participant compensation or individual participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

Vesting
Participants are immediately vested in their contributions as well as the Plan Sponsor’s safe harbor matching contributions, plus the allocation of Plan earnings on those contributions, at the time of allocation. Participants become vested in the Plan Sponsor’s discretionary contributions and the allocation of Plan earnings on those contributions as follows: 20% after 1 year, 40% after 2 years, 60% after 3 years, 80% after 4 years and 100% after 5 years. Participants are immediately 100% vested in all accounts upon death, disability or retirement.

Payment of Benefits
Upon termination of employment for any reason, a participant or beneficiary will be entitled to the value in their vested account balance. The Plan allows for in-service distributions of the participant’s vested accounts upon reaching the age of 59½ or due to hardship, as defined by the Plan. In-service withdrawals are also permitted for rollover, Roth contribution, and Plan Sponsor matching and discretionary contributions that have been in the Plan for more than two years at any time. If a participant’s vested balance is equal to or less than $1,000, the participant will receive an immediate cash-out of their vested account balance, and the non-vested portion shall be treated as a forfeiture. If a participant’s vested balance exceeds $1,000 and is equal to or less than $5,000, the amount will be rolled over to an individual retirement plan designated by the trustee, unless otherwise directed by the participant.

Forfeitures
Participants in the Plan who leave the employment of the Plan Sponsor before completing five years of service forfeit the non-vested portion of their accounts. Forfeited non-vested accounts may be used to reduce Plan Sponsor contributions or pay administrative expenses. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $6,758 and $2,653, respectively. Forfeitures of $2,653 were used to reduce Plan Sponsor contributions for the year ended December 31, 2014.

Plan Termination
The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to amend the Plan or contributions thereto, at any time and in any manner that it deems advisable, provided that no amendment shall have the effect of diverting Plan assets for purposes other than for the exclusive benefit of the Plan participants and any Plan termination would be subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested and entitled to receive all amounts credited to their accounts.

2.           Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fully Benefit-Responsive Investment Contracts
Authoritative guidance defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts held by defined contribution, health and welfare and pension plans.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

Specifically, the Plan invests in the Principal Fixed Income Guaranteed Option beginning October 16, 2013. This type of contract does not have specific underlying assets assigned; however, this contract is backed by Principal’s general account.

Until October 15, 2013, the Plan had invested in the Great-West Guaranteed Portfolio Fund which was a general account product.

Differences between valuation at contract value and fair value is determined through the crediting rate formula provided for in the underlying fund’s “wrapper” contracts. As underlying investment funds have unrealized and realized losses, the interest crediting rate may be lower over time than current market rates at such a specified time. Additionally, if the underlying portfolio generates realized and unrealized gains, an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than corresponding current market rates.

The relationship between future interest crediting rates and the adjustment to contract value reported on the Statements of Net Assets Available for Plan Benefits is accomplished through the crediting rate formula. The difference between the book and market value of each contract is periodically amortized into each contract’s crediting rate. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the Plan’s ability to transact at contract value with Principal Life Insurance Company and limited the Plan’s ability to transact at contract value with Great-West. Such events include the following: amendments to the Plan documents, changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.

As required by authoritative guidance, investments in guaranteed interest and investment contracts holding fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statements of Net Assets Available for Plan Benefits, with a corresponding adjustment to reflect such investments at contract value.

Valuation of Investments and Income Recognition
Investments are reported at fair value, including the guaranteed interest contract, which is reported at fair value, which approximates contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation included in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

Contributions
Participant and Plan Sponsor matching contributions are recorded weekly when the Plan Sponsor remits the payroll deductions for investment into the Plan. Plan Sponsor discretionary contributions are recorded at the end of the year, if applicable.

Payment of Benefits
Benefits are recognized when paid to participants or their designated beneficiaries.

Administrative Expenses
Expenses incurred in the administration of the Plan are paid by the Plan Sponsor unless the Plan Sponsor directs that such expenses shall be paid by the Plan. Investment management and recordkeeping fees, if applicable, are paid by the Plan through revenue sharing as a reduction of investment income (net appreciation or depreciation) from the related investment fund.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options with various investment objectives.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Financial Instruments with a Concentration of Credit Risk
The Plan’s investments are held by a single trustee. The Plan’s exposure to credit risk is associated with the outside entities’ non-performance of their fiduciary responsibilities relating to these amounts as specified in the agreements. Benefits provided by the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

Subsequent Events
Management has evaluated subsequent events through June 17, 2015, which is the date these financial statements were available to be issued.

3.	Investment Contract with Insurance Company

The Plan has entered into an investment contract with Principal beginning October 16, 2013. Amounts held in connection with this contract may be allocated to the Principal Fixed Income Guaranteed Option account which is a group annuity contract that is considered fully benefit-responsive. Contributions allocated to the guaranteed interest contract are backed by the general account of Principal. The value of the contract included in the financial statements, as reported to the Plan by Principal, is equal to the sum of the contributions made under the contract, plus the change in fair value, less participant withdrawals and administrative expenses.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

The contract value of funds allocated to the general account with the insurance carrier at December 31, 2014 and 2013 was $2,573,738 and $2,517,809, respectively. The average yield and crediting interest rates were 1.69% and 2.00%, respectively, for 2014 and 1.69% and 1.65%, respectively, the period October 16, 2013 to December 31, 2013. Investments in the general account are guaranteed by Principal.

The guarantee of values provided for investments made with Principal under the Plan’s investment contract are based on the financial strength and claims paying ability of Principal. As of the date of the audit report, the most recent independent credit ratings for Principal are as follows:

Moody’s:  A1                                Standard & Poor’s:  A+

The Great-West Guaranteed Portfolio fund was a general account product held by the Plan until October 15, 2013.  The investment contracts held in the Guaranteed Portfolio Fund were valued at fair value, which represented contributions, reinvested income, less any withdrawals plus accrued interest.

The average yield and crediting interest rates were 1.07% and 1.5%, respectively, for the period January 1, 2013 through October 15, 2013.

The guarantee of values provided for investments made with Great-West under the Plan’s investment contract are based on the financial strength and claims paying ability of Great-West.  At October 15, 2013, the independent credit ratings for Great-West were as follows:

Moody’s:  Aa3                                Standard & Poor’s:  AA

4.	Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of fair value hierarchy and inputs to the valuation methodologies are described as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets the Plan has the ability to access.

Level 2 inputs are other than quoted prices in active markets that are observable either directly or indirectly for the asset.  Such inputs are derived principally from or corroborated by observable market data by correlation or other means, over substantially the full contractual term of the asset, if applicable.

Level 3 inputs are unobservable and significant to the fair value measurement. Such inputs generally rely on the Plan's own assumptions about the assumptions that market participants would use in pricing the asset.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis:

Guaranteed interest contract: Guaranteed interest contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 3). Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Plan management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Guaranteed interest contracts issued by Principal are backed by Principal’s general account. Due to the nature of these contracts, they do not have specific underlying assets assigned. This contract cannot be sold, transferred, or assigned externally, and as a result there is limited market data to support its valuation. The best proxy for fair value for this investment option is an assumed transaction involving plan participants and/or plan sponsors and prices from prior transactions.

Coastway Bancorp, Inc. common stock:   Valued at the closing stock price reported on the active market on which the security is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts: Valued using the NAV provided by the administrator of the fund based on the valuation of the underlying investments.

As of December 31, 2014, the Plan’s investments are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Guaranteed interest contract	$ --	$ --	$ 2,573,738	$ 2,573,738
Coastway Bancorp, Inc. common stock	962,332	--	--	962,332
Mutual funds:
Balanced funds	131,129	--	--	131,129
Fixed funds	1,239,428	--	--	1,239,428
Growth funds	3,568,294	--	--	3,568,294
Pooled separate accounts:
Fixed funds	--	920,643	--	920,643
Index funds	--	1,487,544	--	1,487,544

Total	$ 5,901,183	$ 2,408,187	$ 2,573,738	$ 10,883,108

As of December 31, 2013, the Plan’s investments are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Guaranteed interest
contract	$ --	$ --	$ 2,517,809	$ 2,517,809
Mutual funds:
Balanced funds	101,760	--	--	101,760
Fixed funds	2,023,068	--	--	2,023,069
Growth funds	2,964,137	--	--	2,964,136
Pooled separate accounts:
Fixed funds	--	1,110,242	--	1,110,242
Index funds	--	1,275,221	--	1,275,221

Total	$ 5,088,965	$ 2,385,463	$ 2,517,809	$ 9,992,237

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

The following table provides further details of the Level 3 fair value measurements for the years ended December 31, 2014 and 2013:

	Guaranteed Investment Contract	Guaranteed Interest Contract

Balance at December 31, 2012	$ 1,459,836 6	$ --
Purchases from contributions and earnings	887,021	2,309,996 6
Unrealized gains	--	7,703
Sales and distribution of benefits	(725,694)	(1,417,638)
Other expenses	(1,537)	(1,878)
Transfer (to)/from	(1,619,626)	1,619,626

Balance at December 31, 2013	--	2,517,809
Purchases from contributions and earnings	--	790,308
Unrealized gains	--	38,611
Sales and distribution of benefits	--	(761,629)
Other expenses	--	(11,361)

Balance at December 31, 2014	$ --	$ 2,573,738

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Type	Fair Value	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Guaranteed interest contract	$ 2,573,738	Discontinuation Value	Composite Crediting Rate Surrender Charge	2.00% 5.00%

5.           Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 is as follows:

	2014	2013

Principal Fixed Income Guaranteed Option	$ 2,573,738	$ 2,517,809
Coastway Bancorp, Inc. Common Stock	962,332	N/A
American Funds Europacific Growth R4 Fund	576,478	521,392
PIMCO Total Return A Fund	949,461	1,030,757
Ridgeworth Funds Large Cap Value Equity I Fund	843,667	663,853
Wells Fargo Advantage Money Market Fund	N/A	716,437
Principal Edge Asset Management Income Separate Account Fund	920,643	940,902
Principal Large Cap S&P 500 Index Separate Account Fund	760,041	772,881

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Guaranteed interest contract	$ 38,611
Coastway Bancorp, Inc. common stock	117,770
Mutual funds	193,803
Pooled separate accounts	191,482

Net appreciation in fair value	$ 541,666

6.           Income Tax Status

The Plan is an adoption of a defined contribution prototype plan. An IRS determination letter has not been requested. The prototype plan has received an opinion letter dated March 31, 2008, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014 and 2013

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7.           Differences from Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan, Form 5500, and these financial statements are a result of different classifications between line items.  Total plan assets are in agreement.

8.           Related Party Transactions

Plan investments are held and managed by Principal for the period October 16, 2013 to December 31, 2014 and by Great-West for the period January 1, 2013 to October 15, 2013. Principal and Great-West were the trustees of the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan made direct payment to Principal for administrative services of $44,031 for the year ended December 31, 2014.

A portion of the Plan’s investments are shares of common stock in the Employer and, therefore, these transactions qualify as exempt party-in-interest transactions.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2014

		Employer Identification Number: 46-1710155
		Plan Number: 002

(a)		(b) Identity of issue, borrower, lessor or similar party	Shares	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

		Guaranteed Interest Contract:
*		Principal	207,007	Fixed Income Guaranteed Option	**	$2,573,738
		Employer Common Stock:
*		Coastway Bancorp, Inc.	82,817	Common Stock	**	962,332
		Mutual Funds:
		American Beacon	6,909	Small Cap Value Inv Fund	**	167,886
		American Funds	12,462	Europacific Growth R4 Fund	**	576,478
		BlackRock	6,633	Global Allocation Inv A Fund	**	131,129
		Clearbridge Institutional Funds	5,105	Small Cap Growth Fund	**	143,874
		Clearbridge Institutional Funds	1,832	Aggressive Growth A Fund	**	373,239
		Franklin Templeton Investments	7,351	Global Bond A Fund	**	91,589
		Ivy Funds	1,768	Science & Technology A Fund	**	94,193
		Loomis Sayles	8,742	Bond Retail Fund	**	129,033
		MFS	14,766	Massachusetts Investors Growth Stock R3 Fund	**	358,964
		Oppenheimer	6,923	Global A Fund	**	526,253
		PIMCO	6,350	Real Return A Fund	**	69,345
		PIMCO	89,068	Total Return A Fund	**	949,461
		Ridgeworth Funds	49,862	Large Cap Value Equity I Fund	**	843,667
		Ridgeworth Funds	17,487	Mid Cap Value Equity I Fund	**	239,401
		Wells Fargo	4,313	Advantage Discovery Fund	**	138,491
		Wells Fargo	5,099	Advantage Emerging Markets Equity Fund	**	105,848
		Total Mutual Funds			**	4,938,851
		Pooled Separate Accounts:
		Mellon Capital Management	18,685	Bond Market Index Separate Account Fund	**	225,653
*		Principal /Edge Asset Management	63,898	Income Separate Account Fund	**	920,643
*		Principal	8,312	Large Cap S&P 500 Index Separate Account Fund	**	760,041
*		Principal	6,077	Mid Cap S&P 400 Index Separate Account Fund	**	255,034
*		Principal	5,704	Small Cap S&P 600 Index Separate Account Fund	**	246,816
		Total Pooled Separate Accounts			**	2,408,187

					**	$10,883,108

	*	Indicates party-in interest to the Plan.
	**	Not applicable for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN

Date: June 17, 2015	By:	/s/ Richard H. Petrarca
Name: Richard H. Petrarca
Title: Plan Administrator